UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AVX CORPORATION

(Name of Subject Company)

AVX CORPORATION

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

002444107

(CUSIP Number of Class of Securities)

Michael E. Hufnagel

Senior Vice President, Chief Financial Officer, and Treasurer

1 AVX Boulevard

Fountain Inn, South Carolina 29644

(864) 967-2150

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David A. Katz	Dennis O. Garris
Jenna E. Levine	Rebecca R. Valentino
Wachtell, Lipton, Rosen & Katz	Alston & Bird LLP
51 West 52nd Street	950 F Street NW
New York, New York 10019	Washington, DC 20004-1404
(212) 403-1000	(202) 239-3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed on March 2, 2020 with the U.S. Securities and Exchange Commission (the “SEC”) by AVX Corporation, a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Arch Merger Sub Inc., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Kyocera Corporation, a joint stock corporation incorporated under the laws of Japan (“Parent”), to acquire all of the outstanding Shares that Parent does not already own at an offer price of $21.75 per Share, net to the seller in cash without interest (the “Offer Price”), and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”). The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser and Parent on March 2, 2020, as amended or supplemented from time to time, which contains as exhibits the Offer to Purchase and Letter of Transmittal.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 2 by reference, except that such information is amended or supplemented to the extent specifically provided in this Amendment No. 2. Capitalized terms used in this Amendment No. 2 and not defined shall have the meanings ascribed to them in the Schedule 14D-9.

Item 4. THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Schedule 14D-9 is amended and supplemented as follows:

(1)     The third paragraph under the heading “Summary of Centerview Financial Analysis—Selected Public Company Analysis” is replaced with the following:

The selected companies, their EV and the results of this analysis are summarized as follows:

Selected Company	EV (in billions)	EV / NTM Adjusted EBITDA Multiple	Price / NTM Adjusted EPS Multiple
CTS Corporation	$1.0	10.5x	18.8x
Integer Holdings Corporation	$3.9	12.8x	18.3x
Taiyo Yuden Co., Ltd.	$4.1	6.1x	15.4x
TTM Technologies, Inc.	$2.7	7.2x	12.3x
Vishay Intertechnology, Inc.	$2.8	6.6x	18.0x
Yageo Corporation	$7.9	11.8x	22.0x
Average		9.2x	17.5x
Median		8.8x	18.1x

(2)    The fourth paragraph under the heading “Summary of Centerview Financial Analysis—Selected Precedent Transactions Analysis” is replaced with the following:

The selected transactions considered in this analysis are summarized as follows:

Announcement Date	Acquiror	Target	Target EV (in millions)	EV / LTM Adjusted EBITDA Multiple
November 2019	Yageo Corporation	KEMET Corporation	$1,826	5.7x
August 2018	Methode Electronics, Inc.	Grakon Group	$492	12.0x
June 2016	Cavium, Inc.	QLogic Corp.	$1,010	10.1x
April 2016	MTS Systems Corporation	PCB Group Inc.	$580	13.5x
September 2014	TTM Technologies, Inc.	Viasystems Group, Inc.	$930	6.8x
May 2014	Cobham plc	Aeroflex Holding Corp.	$1,460	10.5x
September 2013	Koch Industries	Molex Inc	$6,824	10.8x
March 2011	API Technologies Corp.	Spectrum Control, Inc.	$270	9.1x
August 2010	Veritas Capital	Excelitas Technologies Corp.	$482	10.0x
Average				9.8x
Median				10.1x

(3)    The disclosure set forth under the heading “Opinion of The Special Committee’s Financial Advisor—Other Presentations by Centerview” is replaced with the following:

“Other Presentations by Centerview

In addition to the presentation made to the Special Committee on February 19, 2020, which has been filed with the SEC as an exhibit to the Schedule 13E-3 and as described in “Special Factors—Opinion of the Special Committee’s Financial Advisor,” copies of preliminary illustrative presentations presented or delivered by Centerview to the Special Committee on January 8, 2020, January 16, 2020 and January 25, 2020 containing preliminary illustrative financial analyses also are attached as exhibits to such Schedule 13E-3. A summary of these preliminary illustrative presentations is provided below. The following summary, however, does not purport to be a complete description of these preliminary illustrative presentations or of the preliminary financial analyses performed by Centerview.

•

The preliminary illustrative presentation presented or delivered by Centerview to the Special Committee on January 8, 2020, filed as exhibit (c)(3) to the Schedule 13E-3, contains, among other information, (i) an overview of the Company’s business, (ii) observations on and analysis of the Company’s historical financial performance, (iii) perspectives on the key drivers of recent volatility of the Company’s revenue, (iv) perspectives on the Company’s projected financial performance, (v) analysis of the Company’s historical share price performance over the prior five years, (vi) a summary of the Company’s shareholder base, (vii) information regarding potential additional value drivers relating to the Company’s prospects, (viii) a preliminary financial analysis of Parent’s initial offer of $19.50 in cash per Share (including a comparison to selected public companies, an analysis based on selected precedent transactions, and a discounted cash flow analysis), together with sensitivity analyses and additional illustrative analyses of offer prices ranging from $20.00 to $25.00 per Share and data on selected precedent transactions involving a majority shareholder, and (ix) illustrative considerations with respect to treatment of the Company’s balance sheet cash.

•

The preliminary illustrative presentation presented or delivered by Centerview to the Special Committee on January 16, 2020, filed as exhibit (c)(4) to the Schedule 13E-3, contains, among other information, (i) a summary of recent interactions with Parent and Parent’s advisors, including receipt of the revised proposal from Parent of a price of $20.50 per Share, (ii) a preliminary financial analysis of Parent’s revised offer of $20.50 in cash per Share, together with additional illustrative analyses of offer prices ranging from $21.00 to $25.00 per Share, and (iii) a copy of the written response from the Special Committee that had been previously provided to Parent’s advisors in order to share with Parent.

•

The preliminary illustrative presentation presented or delivered by Centerview to the Special Committee on January 25, 2020, filed as exhibit (c)(5) to the Schedule 13E-3, contains, among other information, (i) a preliminary financial analysis of Parent’s second revised offer of $21.00 in cash per Share, together with additional illustrative analyses of offer prices ranging from $21.25 to $23.00 per Share, (ii) a preliminary summary of Centerview’s valuation of the Company (including a comparison to selected public companies, an analysis based on selected precedent transactions, and a discounted cash flow analysis), and (iii) background materials on Parent’s board of directors prepared by DC Advisory and shared with Centerview.

None of these other preliminary illustrative presentations by Centerview, alone or together, constitute, or form the basis of, an opinion of Centerview with respect to the consideration payable under the Merger Agreement, and the preliminary illustrative financial analyses therein were based on economic, monetary, market and other conditions as in effect on, and the information made available to Centerview as of, the dates of the respective presentations.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2020

AVX Corporation

By:	/s/ Michael E. Hufnagel
Name: Michael E. Hufnagel
Title: Senior Vice President and Chief
Financial Officer, Treasurer